Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GREENFIELD ONLINE, INC.

at

$17.50 Net Per Share

Pursuant to the Offer to Purchase dated September 11, 2008

by

Crisp Acquisition Corporation

a direct wholly owned subsidiary of

Microsoft Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, OCTOBER 8, 2008, UNLESS THE OFFER IS EXTENDED.

September 11, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by Crisp Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), to act as information agent (the “Information Agent”) in connection with the Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a price of $17.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2008 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith.

For your information and for forwarding to your clients for whom you hold the Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	A letter to Greenfield’s stockholders from Albert Angrisani, Greenfield’s Chief Executive Officer and President, accompanied by, Greenfield’s Solicitation/Recommendation Statement on Schedule 14D-9;

3.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with a Substitute Form W-9 and “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding;

4.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

5.	A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary.

The conditions to the Offer are described in Section 14 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of Wednesday, October 8, 2008, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than Lazard Frères & Co. LLC (the “Dealer Manager”) and the Information Agent as described in the Offer to Purchase) for soliciting tenders of the Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of the Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below), (ii) the waiting period (and any extension thereof) applicable to the Offer or the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having been terminated or expired; (iii) any required antitrust or competition law filings having been made in Italy, (iv) approvals having been obtained with respect to (A) required antitrust or competition law filings in Germany and (B) any additional non-U.S. antitrust or competition law filing applicable to the Offer or the Merger, with respect to which filing Greenfield failed to provide information to Microsoft, or provided incorrect information to Microsoft, that resulted in Microsoft failing to determine that such filing was required, and with respect to which the failure to obtain such approval would prevent or prohibit the consummation of the Offer or the Merger with respect to such non-U.S. jurisdiction. The “Minimum Tender Condition” requires that the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement (as defined below)), together with any Shares then owned by Microsoft or the Purchaser (other than any Shares subject to the Top-Up Option (as defined in the Offer to Purchase)), represents a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the Offer. The Offer also is subject to the other conditions set forth in Section 14 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 29, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Microsoft, the Purchaser and Greenfield. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Greenfield (the “Merger”) with Greenfield continuing as the surviving corporation, wholly owned by Microsoft. In the Merger, each Share outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) (other than Shares held (i) by any direct or indirect wholly owned subsidiary of Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, (ii) in treasury by Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted in the Merger into the right to receive, in cash, $17.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall constitute you the agent of the Purchaser, Microsoft, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.